Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
The Toro Company:
We consent to the incorporation by reference in the registration statements (Nos. 333-47260, 333-89260, 333-119504, 033-59563, 333-11860, 333-100004, 333-87461, 333-165582, 333-204336, and 333-215251) on Form S-8 of The Toro Company of our report dated December 18, 2020, with respect to the consolidated balance sheets of The Toro Company and subsidiaries (the Company) as of October 31, 2020 and 2019, the related consolidated statements of earnings, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of October 31, 2020, which report appears in the October 31, 2020 annual report on Form 10-K of The Toro Company.
Our report dated December 18, 2020, on the effectiveness of internal control over financial reporting as of October 31, 2020, contains an explanatory paragraph that states management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of October 31, 2020 the operations of Venture Products, Inc. ("Venture Products"), which was acquired on March 2, 2020 and accounted for approximately 6.6 percent of total assets and 1.7 percent of total net sales included in the consolidated financial statements of the Company as of and for the year ended October 31, 2020. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Venture Products.
Our report refers to a change to the method of accounting for leases as of November 1, 2019, due to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842), and related amendments.

/s/ KPMG LLP

Minneapolis, Minnesota
December 18, 2020